Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: September 5, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN RECEIVES FRENCH GOVERNMENT CLEARANCE

TO ACQUIRE PECHINEY SECURITIES

Montreal, Canada, Paris, France - September 5, 2003 - Alcan Inc. (NYSE, TSX: AL) announced today that the French Treasury Department cleared Alcan's offer to acquire Pechiney securities [NYSE: PY, Paris: PEC] filed on July 7, 2003. The decision followed a period of intensive review and consultation.

Alcan's plans for Pechiney's operations, allow Alcan to respond to the expectations of the French Government in aerospace and defense matters, in research and development, and in maintaining industrial sites and employment in France.

Commitments made by Alcan relate in particular to the continuity of operations at industrial sites, except those which Pechiney has, as of today, announced would be closed, and the location in France of the world headquarters for packaging operations, the world headquarters for aerospace operations, the global headquarters of new cell technology for primary aluminum and the European headquarters for primary aluminum operations.

Alcan is pleased that its willingness to ensure the continuity of Pechiney's French operations has responded to concerns raised by the French Government.

These commitments are the yardstick by which any alternative future plans for Pechiney will be measured.

Travis Engen, Alcan's President and Chief Executive Officer stated:

"I am very satisfied with the quality of the dialogue that we have established with the Government of France. We have done our utmost to respond accordingly to concerns expressed by the Government. France will have a prominent place within the combined entity - this is why Alcan is eager to establish a relationship with the French public authorities based on trust and cooperation. Our plans are built on a solid economic model. The combination of Alcan and Pechiney will, while creating value, allow for economic development and will support employment. This is the best option for Pechiney and its employees."

The French Government's clearance will permit the launch of the Alcan's previously announced public offer, once the French stock exchange authorities approve the final form of the offer documentation.

Alcan is a multinational, market-driven company and a global leader in aluminum, packaging, and recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Statements made in this press release which describe the Company's intentions, expectations or predictions may be forward-looking statements within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Form 10-K for a summary of major risk factors.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368